  Management Discussion of Fund Performance

Important Update

As discussed on our last Quarterly Investor Call on May 1, 2014, KKR Asset Management LLC (the ?Adviser?) recommended, and the ?Board approved, the removal of the non-fundamental investment policy that limited the Fund?s investment to 20% of Managed Assets in fixed-income instruments that are rated Caa1 or lower by Moody?s Investor Service (?Moody?s?), Inc. or CCC+ or lower by Standard & Poor?s (?S&P?) Corporation Rating Group or Fitch Ratings, Inc. (?Fitch?). ?As a result of the removal of this limitation, the Fund may now invest without limitation in securities rated Caa1 or lower by Moody?s or CCC+ or lower by S&P or Fitch.? The removal of this limitation will take effect beginning on July 1, 2014.

Looking Back on the Markets

Over the past six months, the credit markets continued to be dominated by technical pressures that have driven yields lower and spreads tighter.  The end of 2013 and beginning of 2014 saw investors in a ?full steam ahead? mode, buying any and all paper that came to market, despite the lack of covenants and the higher leverage profiles that came with many of the deals.  There didn?t seem to be much that gave the markets pause ? not even uprisings in Ukraine, concerns in Russia, or mid-quarter taper talk ? as investors continued to place buy orders.

We think much of this demand can be attributed to the lack of alternative spread assets, as net issuance across products is expected to be only slightly higher than the coupon income that is generated off the same assets. So with a lot of money that needs to be put to work, coupled with a limited number of assets that offer any spread, it is easy to see why there is so much demand for corporate credit.

Despite all this demand, we are starting to see some cracks in the credit markets? armor.  In April the levered credit markets got something of a shock when the first outflows occurred to leveraged loan mutual funds, and we note that it was the first outflow after 95 weeks of inflows.  On the back of this, investors began selling some of their positions for fear of a wider spread sell-off; if nothing else there was the fear of forced selling by mutual funds.  These outflows, along with selling in the equity markets, did help temper the demand in the credit markets for a bit.  While asset prices did fall a point or two, the more significant change we saw was that fewer of the ?marginal? credits came to market with deals.

In addition to outflows that are giving the markets a pause, albeit brief, we see that greater pockets of volatility are emerging.  During the most recent earnings season, companies that experienced some kind of event ? whether it be an earnings miss, or the announcement of a leveraging transaction ? were seemingly punished with a multiple point price decline. To us it points to a jittery market with investors who are somewhat cautious holders of risk.

So what does this mean for KKR and our funds?  We like volatility.  It creates opportunities, especially as the price movements are idiosyncratic, and we believe we have a differentiated platform because of our ability to fundamentally analyze companies and situations.  When assets are for sale, we like to dig in and determine where we find the best value.  While we do not envision a substantial sell-off in the markets, we do think there will be opportunities for us to add assets that offer worthwhile returns for the risk.

The Market in Numbers

 For the period of November 1, 2013 ? April 30, 2014

Returns: The high yield and leveraged loan markets returned 4.76% and 2.29%, respectively 1,2, while the S&P 500, 10y treasury and the  Bank of America Merrill Lynch US Corporate Index 1,2 returned 8.36%, 0.88% and 1.74%, respectively.

1 BAML Research as of April 30, 2014
2 LSTA Research as of April 30, 2014
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 April 30, 2014
 (Unaudited)